Exhibit 2

British American Tobacco p.l.c.

03 August 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from UBS AG London Branch (“UBS”) and Goldman Sachs International during the period from 27 July 2025 to 31 July 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	27 July 2026	28 July 2026	29 July 2026	30 July 2026	31 July 2026
Number of ordinary shares of 25 pence each purchased:	123,811	109,717	124,669	140,000	140,000
Highest price paid per share (pence):	4,594.00p	4,711.00p	4,749.00p	4,772.00p	4,577.00p
Lowest price paid per share (pence):	4,518.00p	4,595.00p	4,646.00p	4,575.00p	4,472.00p
Volume weighted average price paid per share (pence):	4,547.79p	4,666.33p	4,694.47p	4,626.01p	4,529.48p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,162,421,773 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,654,339 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/0352P_1-2026-8-3.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0352P_2-2026-8-3.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0352P_3-2026-8-3.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0352P_4-2026-8-3.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0352P_5-2026-8-3.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	27/07/2026	93,097	4,547.76	LSE
British American Tobacco p.l.c.	GB0002875804	27/07/2026	22,428	4,547.77	CHIX
British American Tobacco p.l.c.	GB0002875804	27/07/2026	8,286	4,548.09	BATE
British American Tobacco p.l.c.	GB0002875804	28/07/2026	81,784	4,665.37	LSE
British American Tobacco p.l.c.	GB0002875804	28/07/2026	20,459	4,669.17	CHIX
British American Tobacco p.l.c.	GB0002875804	28/07/2026	7,474	4,669.18	BATE
British American Tobacco p.l.c.	GB0002875804	29/07/2026	124,669	4,694.47	LSE
British American Tobacco p.l.c.	GB0002875804	29/07/2026	0	0.00	CHIX
British American Tobacco p.l.c.	GB0002875804	29/07/2026	0	0.00	BATE
British American Tobacco p.l.c.	GB0002875804	30/07/2026	140,000	4,626.01	LSE
British American Tobacco p.l.c.	GB0002875804	30/07/2026	0	0.00	CHIX
British American Tobacco p.l.c.	GB0002875804	30/07/2026	0	0.00	BATE
British American Tobacco p.l.c.	GB0002875804	31/07/2026	140,000	4,529.48	LSE
British American Tobacco p.l.c.	GB0002875804	31/07/2026	0	0.00	CHIX
British American Tobacco p.l.c.	GB0002875804	31/07/2026	0	0.00	BATE